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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 39
                                       TO
                                 SCHEDULE 14D-9
               (WITH RESPECT TO THE TENDER OFFER BY VIACOM INC.)
                            ------------------------
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                         PARAMOUNT COMMUNICATIONS INC.
                           (NAME OF SUBJECT COMPANY)
                         PARAMOUNT COMMUNICATIONS INC.
                       (NAME OF PERSON FILING STATEMENT)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
             INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------
                                  699216 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------
                              DONALD ORESMAN, ESQ.
                         PARAMOUNT COMMUNICATIONS INC.
                               15 COLUMBUS CIRCLE
                         NEW YORK, NEW YORK 10023-7780
                                 (212) 373-8000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)
                            ------------------------

                                    COPY TO:
                             JOEL S. HOFFMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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

     This Amendment No. 39 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on Schedule 14D-9 of Paramount Communications Inc., as amended and restated on October 27, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on October 25, 1993, with respect to the Current Viacom Offer (as described herein and therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.


ITEM 2.  TENDER OFFER OF THE BIDDER

     The response to Item 2 is hereby supplemented and amended as follows:

          On February 15, 1994, Viacom issued a press release, a copy of which is filed as Exhibit No. 122 to the Schedule
     14D-9 and is incorporated herein by reference.

          On February 15, 1994, Paramount issued a press release, a copy of which is filed as Exhibit No. 123 to the Schedule
     14D-9 and is incorporated herein by reference.


ITEM 3.   IDENTITY AND BACKGROUND

     The response to Item 3(b) is hereby supplemented and amended as follows:

          Effective February 11, 1994, the employment agreements between Paramount and Messrs. Davis, Oresman and Nelson were amended to permit the respective officers to tender to Viacom their Shares which are subject to sale restrictions. The amendments provide that the cash proceeds of such tenders will be free of restrictions but that Shares which are not purchased by Viacom will remain subject to the sale restrictions. Copies of each of the amendments are filed as Exhibit No. 124 to the Schedule 14D-9 and are incorporated herein by reference.

          On February 14, 1994, Viacom delivered a letter to Paramount, a copy of which is filed as Exhibit No. 125 to the Schedule 14D-9 and is incorporated herein by reference.


ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
          COMPANY

     The responses to Items 7(a) and 7(b) are hereby supplemented and amended as follows:

          (a) On February 15, 1994, QVC issued a press release, a copy of which is filed as Exhibit No. 126 to the Schedule 14D-9 and is incorporated herein by reference.

          Reference is made to Paramount's press release filed as Exhibit No. 123 to the Schedule 14D-9, which press release is incorporated herein by reference.

          (b) Reference is made to Viacom's letter filed as Exhibit No. 125 to the Schedule 14D-9, which letter is incorporated herein by reference.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     The response to Item 8 is hereby supplemented and amended as follows:

          On February 14, 1994, QVC's attorneys delivered a letter to Paramount, a copy of which is filed as Exhibit No. 127 to the Schedule 14D-9 and is incorporated herein by reference. On February 14, 1994, Paramount delivered a response letter to QVC's attorneys, a copy of which is filed as Exhibit No. 128 to the Schedule 14D-9 and is incorporated herein by reference.

          On February 14, 1994, Lazard delivered a letter to Paramount reaffirming its earlier opinion dated February 4, 1994, as delivered to the Paramount Board and previously filed as Exhibit No. 108 to the
     Schedule 14D-9. A copy of Lazard's February 14 letter is filed as Exhibit No. 129 to the Schedule 14D-9 and is incorporated herein by reference.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 9 is hereby supplemented and amended to add the following:

          Exhibit 122    -    Press Release issued by Viacom on
                              February 15, 1994

          Exhibit 123    -    Press Release issued by Paramount on
                              February 15, 1994.

          Exhibit 124    -    Amendments, each dated as of February 11,
                              1994, to the Employment Agreements between Paramount and each of Martin S. Davis,
                              Donald Oresman and Ronald L. Nelson.

          Exhibit 125    -    Letter from Viacom to Paramount dated
                              February 14, 1994.

          Exhibit 126    -    Press Release issued by QVC on February 15,
                              1994.

          Exhibit 127    -    Letter from Wachtell, Lipton, Rosen & Katz
                              to Paramount dated February 14, 1994.

          Exhibit 128    -    Letter from Paramount to Wachtell, Lipton,
                              Rosen & Katz dated February 14, 1994.

          Exhibit 129    -    Letter from Lazard to Paramount dated
                              February 14, 1994.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PARAMOUNT COMMUNICATIONS INC.

                                          By       DONALD ORESMAN
                                             ...................................

                                             Name: Donald Oresman
                                            Title: Executive Vice President

Dated: February 15, 1994

                                  EXHIBIT INDEX


EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

1*         Pages 5, 6 and 10-20 of Paramount's Proxy Statement dated
           January 29, 1993 for its 1993 Annual Meeting of Stockholders.
2*         Employment Agreement with Robert Greenberg, a senior vice
           president of Paramount, dated as of April 5, 1993.
3*         Amended and Restated Agreement and Plan of Merger, dated
           as of October 24, 1993, between Paramount and Viacom.
4*         Stock Option Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Viacom.
5*         Voting Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Amusements.
6*         Press Release issued on October 24, 1993.
7*         Letter to Stockholders of Paramount dated October 25, 1993.
8*         Press Release issued on November 6, 1993.
9*         Letter to Stockholders of Paramount dated November 8, 1993 with respect to the Viacom Offer.
10*        Amendment No. 1, dated as of November 6, 1993, to the Amended and Restated Agreement and Plan of Merger, dated as of October
           24, 1993, between Paramount and Viacom.
11*        Letter to Stockholders of Paramount dated November 8, 1993 with respect to the QVC Offer.
12*        Press Release issued by Viacom on November 12, 1993.
13*        Press Release issued on November 15, 1993.
14*        Letter to Stockholders of Paramount dated November 16, 1993 with respect to the QVC Offer.
15*        Press Release issued by Viacom on November 19, 1993.
16*        Press Release issued by QVC on November 20, 1993.
17*        Press Release issued by Viacom on November 22, 1993.
18*        Press Release issued by QVC on November 22, 1993.
19*        Press Release issued by Viacom on November 23, 1993.
20*        Press Release issued by QVC on November 23, 1993.
21*        Press Release issued by Viacom on November 24, 1993.
22*        Press Release issued by QVC on November 24, 1993.
23* Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
24* Preliminary Injunction Order in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
25*        Press Release issued by Paramount on November 24, 1993.
26*        Press Release issued by Viacom on November 24, 1993.
27*        Press Release issued by Viacom on November 26, 1993.
28*        Press Release issued by Viacom on November 29, 1993.
29*        Order of the Delaware Supreme Court dated November 29, 1993.
30*        Press Release issued by QVC on December 1, 1993.
31* Revised Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
32*        Press Release issued by Viacom on December 9, 1993.
33*        Press Release issued by Paramount on December 9, 1993.
34*        Press Release issued by QVC on December 10, 1993.
35* Order in Paramount Communications Inc., et al. v. QVC Network, Inc., Civ. Action No. 13208 (Del. December 9, 1993).
36*        Press Release issued by QVC on December 9, 1993.
37*        Letter from Richards, Layton & Finger to Vice Chancellor
           Jack B. Jacobs of the Delaware Court of Chancery dated
           December 10, 1993.


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* Previously filed.

EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

38*        Bidding Procedures of Paramount dated December 14, 1993.
39*        Press Release issued by Paramount on December 14, 1993.
40*        Letter to Stockholders of Paramount dated December 14,
           1993 with respect to the Viacom Offer and the QVC Offer.
41*        Press Release issued by Viacom on December 14, 1993.
42*        Press Release issued by QVC on December 14, 1993.
43*        Letter from Wachtell, Lipton, Rosen & Katz to Lazard
           dated December 14, 1993.
44*        Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
           Rosen & Katz dated December 15, 1993.
45*        Press Release issued by Paramount on December 15, 1993.
46*        Press Release issued by QVC on December 16, 1993.
47*        Letter from the Delaware Chancery Court to Young, Conaway,
           Stargatt & Taylor; Richards, Layton & Finger; Morris & Morris;
           and Morris, Nichols, Arsht & Tunnell dated December 14, 1993.
48*        Revised pages to the Memorandum Opinion in QVC Network,
           Inc. v. Paramount Communications Inc., et al., Civ. Action
           No. 13208 (Del. Ch. November 24, 1993).
49*        Letter from Shearman & Sterling to Lazard dated December 15, 1993.
50*        Letter from Simpson Thacher & Bartlett to Shearman & Sterling dated December 16, 1993.
51*        Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
           Rosen & Katz dated December 17, 1993.
52*        Press Release issued by Paramount on December 20, 1993.
53*        Press Release issued by Paramount on December 22, 1993.
54*        Press Release issued by QVC on December 22, 1993.
55* Notice of Termination dated December 22, 1993 delivered by Paramount to Viacom.
56*        Exemption Agreement, dated as of December 22, 1993, between
           Viacom and Paramount.
57*        Letter to Stockholders of Paramount dated December 23, 1993 with respect to the Revised QVC Offer and the Viacom Offer.
58*        Opinion of Lazard dated December 21, 1993.
59* Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
60* Voting Agreement dated December 22, 1993 among BellSouth Corporation, Comcast Corporation, Cox Enterprises, Inc.,
           Advance Publications, Inc. and Arrow Investments, L.P.
61*        First Amendment, dated as of December 27, 1993, to Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
62*        Press Release issued by Viacom on January 7, 1994.
63*        Press Release issued by Viacom on January 9, 1994.
64*        Press Release issued by Paramount on January 7, 1994.
65*        Press Release issued by QVC on January 7, 1994.
66*        Press Release issued by QVC on January 10, 1994.
67*        Letter from Wachtell, Lipton, Rosen & Katz to the Paramount
           Board dated January 11, 1994.
68*        Letter from Shearman & Sterling to the Paramount Board dated
           January 12, 1994.
69* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
70*        Press Release issued by Paramount on January 12, 1994.
71* Letter from Simpson Thacher & Bartlett to Shearman & Sterling and Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
72* Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current QVC Offer and the Revised Viacom Offer.


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* Previously filed.

EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

73*        Opinion of Lazard dated January 12, 1994.
74*        Letter from Wachtell, Lipton, Rosen & Katz to Simpson
           Thacher & Bartlett dated January 14, 1994.
75*        Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
           Rosen & Katz dated January 18, 1994.
76*        Letter from the Commission to Simpson Thacher & Bartlett
           dated January 15, 1994.
77*        Press Release issued by Viacom on January 18, 1994.
78*        Press Release issued by Paramount on January 18, 1994.
79*        Press Release issued by QVC on January 19, 1994.
80*        Agreement and Plan of Merger, dated as of January 21, 1994, between Paramount and Viacom.
81*        Voting Agreement, dated as of January 21, 1994, between
           Paramount and Amusements.
82*        Press Release issued by Paramount on January 21, 1994.
83*        Letter to Stockholders of Paramount dated January 24, 1994 with respect to the Current QVC Offer and the Revised
           Viacom Offer.
84*        Opinion of Lazard dated January 21, 1994.
85*        Notice of Termination dated January 21, 1994 delivered by
           Paramount to QVC.
86*        Exemption Agreement, dated as of January 21, 1994, between
           QVC and Paramount.
87*        Letter from Viacom to Paramount dated January 19, 1994.
88*        Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher
           & Bartlett dated January 20, 1994.
89*        Letter from Shearman & Sterling to Paramount dated
           January 21, 1994.
90* Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher & Bartlett dated January 24, 1994.
91* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 24, 1994.
92*        Letter from Shearman & Sterling to Paramount dated January 25, 1994.
93*        Letter from Paramount to Shearman & Sterling dated January 25, 1994.
94*        First Amendment, dated as of January 27, 1994, to Agreement and
           Plan of Merger, dated as of January 21, 1994, between Viacom and Paramount.
95* First Amendment, dated as of January 27, 1994, to Exemption Agreement, dated as of December 22, 1993, between Viacom and Paramount.
96*        Letter from Simpson Thacher & Bartlett to Shearman & Sterling and Wachtell, Lipton, Rosen & Katz dated January 27, 1994.
97* First Amendment, dated as of January 27, 1994, to Exemption Agreement, dated as of January 21, 1994, between QVC and Paramount.
98*        Form of Agreement and Plan of Merger between QVC and Paramount.
99*        Press Release issued by Viacom on February 1, 1994.
100*       Press Release issued by QVC on February 1, 1994.
101*       Press Release issued by Viacom on February 1, 1994.
102*       Press Release issued by Viacom on February 1, 1994.
103*       Press Release issued by Paramount on February 1, 1994.
104*       Press Release issued by QVC on February 1, 1994.
105* Amended and Restated Agreement and Plan of Merger, dated as of February 4, 1994, between Paramount and Viacom.
106*       Press Release issued by Paramount on February 4, 1994.
107*       Letter to Stockholders of Paramount dated February 7, 1994 with respect to the Current QVC Offer and the Current Viacom Offer.
108*       Opinion of Lazard dated February 4, 1994.
109*       Form of Agreement and Plan of Merger between Paramount and QVC.


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* Previously filed.

EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

110* Opinion in Paramount Communications Inc., et al. v. QVC Network, Inc., Civ. Action No. 13208 (Del. February 4,
           1994).
111*       Letter from Viacom to the Paramount Board dated February
           10, 1994.
112* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated February 11, 1994.
113*       Press Release issued by Paramount on February 11, 1994.
114* Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher & Bartlett dated February 8, 1994.
115* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated February 10, 1994.
116*       Press Release issued by Viacom on February 13, 1994.
117* Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated February 11, 1994.
118* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated February 11, 1994.
119*       Letter from Paramount to Viacom dated February 11, 1994.
120*       Letter from QVC's attorneys to Paramount dated February
           11, 1994.
121*       Press Release issued by QVC on February 13, 1994.
122        Press Release issued by Viacom on February 15, 1994.
123        Press Release issued by Paramount on February 15, 1994.
124 Amendments, each dated as of February 11, 1994, to the Employment Agreements between Paramount and each of Martin S. Davis, Donald Oresman and Ronald L. Nelson.
125        Letter from Viacom to Paramount dated February 14, 1994.
126        Press Release issued by QVC on February 15, 1994.
127 Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated February 14, 1994.
128 Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated February 14, 1994.
129        Letter from Lazard to Paramount dated February 14, 1994.


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* Previously filed.